Exhibit 4.9
Terms and Conditions of the ASML
Restricted Stock Plan (version 2)

Related document
In these terms and conditions reference is being made to the ASML Insider Trading Rules 2005, as amended from time to time (the ‘ASML Insider Trading Rules’). This document can be consulted on the ASML Intranet. In case of the absence of access to the ASML Intranet, the Employee will be provided with a hard copy of this document.

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Article 1 Definitions
1.1	In the terms and conditions of the Plan and in the related document, the following words and expressions shall have the meanings set out below, unless explicitly stated otherwise:

Adoption Date	the date on which the Plan is adopted by the Supervisory Board;

Articles of Association	the articles of association of the Company, as amended from time to time;

Award	the award of Restricted Stock under the terms and conditions of the Plan and the corresponding Award Agreement;

Award Agreement	the signed written agreement, including all annexes thereto, between the Participant and the Company, setting forth the terms and conditions of an Award in accordance with Article 8;

Award Letter	the notification of an Award in accordance with Article 8;

Board of Management	the board of directors of the Company as mentioned in Article 13 of the Articles of Association;

Code	the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor statute;

Committee	such person or committee of persons and successor person or successor committee of persons appointed by the Board of Management to which the Board of Management has delegated such of its powers in relation to the Plan, any Award Agreement or any other agreement between Participant and the Company, as it may determine including any duly appointed agent or delegate of the Committee; provided, however, that the Committee shall be comprised of such individuals as may be necessary or appropriate to satisfy applicable securities, tax or other applicable law;

Company	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, The Netherlands, registered with the Chamber of Commerce (Kamer van Koophandel) of Oost-Brabant under registration number 17085815;

Confirmation Letter of Release	the notification in respect of the number of Shares that is being released to the Participant at the Release Date;

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Date of Award	the date on which an Award is made to a Participant, which shall be the date specified in any Award Agreement;

General Meeting	the general meeting of shareholders of the Company as mentioned in article 27 of the Articles of Association;

Group	the Company and its Group Companies, as may be amended from time to time;

Group Company	an affiliated company of the Company, as may change from time to time, in which the affiliation is determined by article 2:24c of the Dutch Civil Code, irrespective of the jurisdiction of such company and irrespective of the place where it has its registered office;

Holding Period	the period after the Release Date in which the Shares acquired upon Release are subject to Transfer Restrictions in accordance with the terms and conditions of the Plan or any Award Agreement or as otherwise required in order to comply with applicable law or Company policies;

Incentive Payout Levels	the predefined ranges used to determine the level of payout in the form of Restricted Stock to Participants in accordance with the Performance Based Restricted Stock Notice;

Outside Director	a member of the Supervisory Board who satisfies the requirements of an outside director for the purposes of Section 162(m) of the Code or Section 16 of the Securities Exchange Act, as the case may be;

Participant	an employee of the Company or Group Company to whom an Award has been made under the terms and conditions of the Plan and Award Agreement, Award Letter and/or the Performance Based Stock Notice and/or any other agreement between the employee or the heirs of such employee and the Company;

Performance Based
Restricted Stock	the right to receive an Award at the end of the Performance Period, which right is conditional upon the fulfilment of the Performance Conditions as set forth in any Performance Based Restricted Stock Notice or Award Agreement;

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Performance Based
Restricted Stock Notice	the notification to the Participant of the Performance Conditions, including without limitation any Incentive Payout Levels, and the Performance Period attached to an Award of Performance Based Restricted Stock to be made to the Participant pursuant to the terms and conditions of the Plan following the Performance Based Restricted Stock Payment Date after the completion of the Scheme Audit;

Performance Based
Restricted Stock Payment Date	the last day of the relevant Performance Period;

Performance Conditions	certain conditions or restrictions, the satisfaction or lapsing of which are required in order for Performance Based Restricted Stock to be awarded at the end of the Performance Period, in accordance with the Plan, any Award Agreement and/or any Performance Based Restricted Stock Notice;

Performance Period	the period over which the fulfilment of the Performance Conditions is measured in accordance with terms and conditions of the Plan, as stated in any Award Agreement and/or any Performance Based Restricted Stock Notice;

Plan	the terms and conditions of the ASML Restricted Stock Plan as amended from time to time in accordance with the provisions hereof;

Release (or Released)	the transfer of Shares to a Participant;

Release Date	the date upon which Shares underlying an Award are Released and transferred to the Participant;

Restricted Stock	an award of Shares that grants a Participant the right to receive Shares at the Release Date, where such right is conditional upon the terms and conditions of this Plan and any applicable Award Agreement between the Participant and the Company. Restricted Stock may be either Performance Based Restricted Stock or Time Vested Restricted Stock;

Scheme Audit	objective determination of the fulfilment of the Performance Conditions at the end of the Performance Period by the Company’s auditor or an independent expert appointed by the Supervisory Board;

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Securities Exchange Act	the Securities Exchange Act of 1934, as amended from time to time, or any successor statute;

Share	an ordinary share in the capital of the Company, having a nominal value of EUR 0.09 (nine eurocents) or any other nominal value such Share may have in the future;

Stock Exchange	the stock exchange of Euronext Amsterdam NV, The Netherlands, or the NASDAQ Global Market New York City, New York, United States of America;

Supervisory Board	the board of supervisory directors of the Company as mentioned in article 20 of the Articles of Association;

Time Vested Restricted Stock	Restricted Stock that grants a Participant the right to receive Shares at the Release Date, where such right is conditional upon the Participant’s continued employment with the Group and the fulfilment of any other applicable terms and conditions of this Plan and the applicable Award Agreement; and

Transfer Restrictions	restrictions on the disposition of any Shares acquired upon Release during the Holding Period, including but not limited to transfer restrictions and obligations as determined in the applicable Award Agreement.
Article 2 Interpretation
Words or expressions used in the Plan shall where appropriate:
(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment as for the time being consolidated, amended, re-enacted or replaced and shall include any regulations made there under;

(iv)	when a period of time is specified and starts from a given day or the day of an act or event, be calculated inclusive of that day;

(v)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any article;

(vi)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Board of Management as a reference to other applicable laws or regulations of any other country (or region of a country); and

(vii)	references to tax and/or social security contributions and/or withholding taxes shall for the avoidance of doubt include The Netherlands, the U.S. and/or any other jurisdiction to which a Participant may be subject.

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Article 3 Lapse of Awards
Where under any of the provisions of the Plan or any Award Agreement it is provided that an Award shall lapse, such lapsed Award shall cease to confer any rights whatsoever on the Participant notwithstanding any other provisions of this Plan and any Award Agreement between Participant and the Company.
Article 4 Availability of Shares
The Company shall at all times keep available sufficient authorised and un-issued Shares or shall ensure that sufficient Shares are available for transfer to satisfy Release to the full extent possible of all Awards that have neither lapsed nor been fully Released taking account of any other obligations of the Company to procure for the Release of Shares.
Article 5 Powers
5.1	The Plan shall be adopted by the Supervisory Board. The Supervisory Board shall have such powers and authority as set out in this Plan.

5.2	The Supervisory Board shall have the authority and complete discretion to decide, on a quarterly basis and in accordance with a consistent policy regarding frequency, timing and terms and conditions, to effect Awards and decide the number of Shares to be used to give effect to such Awards.

5.3	The Plan shall be administered by the Board of Management. The Board of Management shall have such powers and authority delegated to it as set out in the Plan. However, the Board of Management shall determine as soon as practicable after the Adoption Date or at any time, or from time to time thereafter, if, how and to what extent any of its powers shall be delegated to the Committee. The Committee shall be provided with written guidelines to this effect, notwithstanding the authority of the Board of Management to amend or withdraw any such delegation of powers at any time. For purposes of the Plan and any applicable Award Agreement, references to the Board of Management will include the Committee where the context permits.

5.4	The Board of Management, or the Committee if so appointed, shall have the authority and complete discretion to:
(i)	select Participants to whom Awards may from time to time be granted hereunder;

(ii)	decide the frequency, timing and terms and conditions, of Awards, and the number of Shares to be used to give effect to such Awards;

(iii)	substitute new Awards for previously granted Awards;

(iv)	adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable;

(v)	determine, for each Performance Based Restricted Stock Notice or Award, the Performance Conditions and/or vesting requirements, other terms and conditions or other restrictions, if any, that will apply to such Award or Performance Based Restricted Stock Notice;

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(vi)	determine, for each Performance Based Restricted Stock Notice or Award, the vesting schedule, if any, applicable to the Award or Performance Based Restricted Stock Notice;

(vii)	construe and interpret the provisions of the Plan, any Performance Based Restricted Stock Notice, any Award, any Award Agreement, any other agreement between Participant and the Company, any Confirmation Letter of Release or other document executed pursuant to the Plan or pursuant to any Performance Based Restricted Stock Notice or Award granted under the Plan;

(viii)	amend the terms of any Award theretofore made, prospectively or retroactively, to the extent such amendment is consistent with the terms and conditions of the Plan, including to accelerate the date on which any Award becomes vested or restrictions lapse and to deem any Performance Conditions or other restrictions satisfied; provided that no such amendment or action shall impair the rights of any Participant without his consent except to the extent authorised under the Plan;

(ix)	determine and communicate, for any Performance Based Restricted Stock Notice or Award to which Performance Conditions, time vesting or other restrictions apply, whether and to what extent the Performance Conditions, vesting conditions or other restrictions applicable to such Notice or Award have been met, and, as a consequence, the number of Shares to be Released;

(x)	determine, for each Award, the Transfer Restrictions, if any, that will be applicable to the Shares following the Release;

(xi)	authorise any person to execute on behalf of the Company, any instrument required to effectuate an Award; and

(xii)	make all other determinations deemed necessary or desirable for the administration of the Plan.
5.5	Notwithstanding the foregoing, if at any time the Committee to which some or all administrative duties under this Plan have been delegated, shall not be in office, then the Board of Management shall exercise the functions of the Committee specified in this Plan. The Board of Management may exercise any or all of the functions of the Committee specified in this Plan, except that:
(i)	at such time as any Award is subject to the limitations under Section 162(m) of the Code, the Plan shall be administered by a committee of the Supervisory Board consisting solely of Outside Directors who satisfy the applicable requirements of Section 162(m);

(ii)	at such time as the Company or any Group Company are subject to the limitations under Section 16(b) of the Securities Exchange Act, the committee of the Supervisory Board shall consist solely of Outside Directors who satisfy the applicable requirements of Section 16(b) of the Securities Exchange Act; and

(iii)	to the extent applicable, the Plan shall be administered by a committee of the Supervisory Board that is comprised solely of members who satisfy the applicable requirements of any stock exchange on which the Shares may then be listed.
5.6	Subject to this Article 5, the Board of Management or the Committee’s interpretation and construction of any provision of the Plan, any Performance Based Restricted Stock Notice or Award Agreement, any other agreement between Participant and the Company or any Group

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Company, any Confirmation Letter of Release or any other instrument executed under the Plan, shall be final and binding on all persons claiming an interest in an Award granted under the Plan. To the extent permitted by applicable law, no member of the Board of Management or the Committee, nor any officer or employee of the Group acting on behalf of the Board of Management or the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board of Management or the Committee and each and any officer or employee of the Group acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.
Article 6 Eligibility
Employees, including senior and executive management of the Group, not being members of the Board of Management, who are responsible for or contribute to the management, growth and/or profitability of the business of the Group are eligible to be granted Awards under this Plan. Participants under the Plan shall be selected from time to time by the Board of Management, or the Committee if so appointed, in its sole discretion.
Article 7 Non-Transferability of the Shares
Subject to the provisions of the Plan or any Award Agreement, the Participant is required to retain his Shares during the Holding Period even if his employment with the Company or a Group Company is terminated for whatever reason. No Shares shall, during the Holding Period, or such other period specified in an Award Agreement, be capable of being sold, transferred or assigned by the Participant other than in a manner specified in the Plan and/or applicable Award Agreement, and the Shares cannot be charged, pledged, encumbered or otherwise used for the purpose of creating security title or interest of whatever nature. During the Holding Period, the Participant shall not be allowed to issue or grant any option or similar instruments over Shares, unless specified otherwise in the Award Agreement. Within these limits, the Board of Management, or the Committee if so appointed, may provide for the lapse of such restrictions in instalments where deemed appropriate.
Article 8 Awards
8.1	Awards can be made quarterly two days after the date of publication of the Company’s financial results, in accordance with a consistent policy regarding frequency, timing and terms and conditions, or, as the case may be, upon the occurrence of a specific event, at any time on or after the Adoption Date. The Awards, including the Shares underlying such Awards, shall at all times be subject to the ASML Insider Trading Rules and applicable mandatory provisions regarding insider trading, as amended from time to time, as well as any and all applicable laws.

8.2	Each Award shall be evidenced by an Award Agreement entered into between the Participant and the Company as deemed necessary or appropriate, setting forth the terms and conditions pertaining to such Award. By signing the Award Agreement, the Participant acknowledges that he has read the Plan and the ASML Insider Trading Rules and declares that he fully

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understands and will fully comply with the provisions of the Plan and the ASML Insider Trading Rules.
8.3	An Award Agreement shall specify the terms and conditions applicable to the Award, including, without limitation, the Date of Award, the vesting schedule applicable to the Award, and/or other terms and conditions or restrictions applicable to the Award, if any, the Release Date, the Transfer Restrictions, if any, and all such other information as required by the terms and conditions of the Plan.

8.4	If a Participant wishes to participate in the Plan, he is required to return a signed copy of the Award Agreement to the Company within thirty (30) calendar days after the date the Award Agreement has been signed by the Company, or within the time period otherwise established by the Board of Management or Committee, if so appointed, or as set forth in the Award Agreement. Award Agreements signed and returned before this due date will be considered accepted by the Participant on the date the Award Agreement was signed by the Company.

8.5	Each Participant granted an Award of Restricted Stock under the Plan shall not have any rights with respect to such Award, unless and until such Participant has executed an Award Agreement evidencing the Award and has delivered a fully executed copy thereof to the Company, and has otherwise complied with the then applicable terms and conditions. Unless otherwise provided in an Award Agreement, notwithstanding the foregoing, any Award of Performance Based Restricted Stock shall not be considered outstanding for any purpose, and no dividends, voting or other rights of a shareholder shall attach to such Performance Based Restricted Stock until such time as the Performance Conditions and any other conditions have been satisfied or have lapsed and the Shares have been Released to the Participant.

8.6	Except as provided in the Plan or in an Award Agreement, no consideration shall be payable by a Participant for an Award made to him.
Article 9 Vesting Conditions and Performance Conditions
9.1	Awards granted under the Plan shall be subject to such vesting and/or other terms and conditions or restrictions as set forth in an Award Agreement. The Board of Management, or the Committee if so appointed, shall have the authority and complete discretion to impose vesting requirements and/or other terms and conditions or restrictions on any Award made under the Plan, which must be satisfied prior to the Release of the Shares subject to such Award. Such vesting requirements and/or other terms and conditions or restrictions, if applicable, shall be set forth in the applicable Award Agreement or any other agreement between the Participant and the Company.

9.2	The right to receive Performance Based Restricted Stock under the Plan shall be subject to such Performance Conditions, including any Incentive Payout Levels, as set forth in the Performance Based Restricted Stock Notice. If the applicable Performance Conditions are fulfilled at the Performance Based Restricted Stock Payment Date, as determined in a Scheme Audit, then an Award shall be made to the Participant and the terms and conditions of such Award shall be laid down in the Award Agreement, provided that the Participant is

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employed by the Group at the Date of Award, except as otherwise provided in the Plan or the applicable Award Agreement.
Article 10 Termination of Employment
10.1	In the event that a Participant’s employment is terminated prior to the Release Date, treatment of such Award shall be determined pursuant to the terms and conditions set forth in the applicable Award Agreement or any other agreement between the Participant and the Company.

10.2	Except to the extent provided in an Award Agreement or any other agreement between the Participant and the Company, upon termination of the Participant’s employment for any reason prior to the Release Date, all Shares still subject to any restriction, and/or other condition shall be forfeited by the Participant. The Board of Management, or the Committee if so appointed, may in its sole discretion, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions, Performance Conditions or other conditions with respect to the Shares underlying a Participant’s Award.

10.3	Except to the extent provided in an Award Agreement or any other agreement between the Participant and the Company or any Group Company, where the employment of the Participant terminates for whatever reason, the Participant shall not be entitled to any compensation or damages including damages following unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under, or ceasing to be entitled to receive Restricted Stock under this Plan as a result of such termination. The Plan shall not at any time affect the rights of the Company or any Group Company to terminate such Participant’s status as a Participant, whether with or without cause.
Article 11 Release of Awards
11.1	Shares underlying Awards shall be Released only upon satisfaction of all terms and conditions set forth in the Plan, the applicable Award Agreement or any other agreement between the Participant and the Company to the Participant as soon as practicable following the date on which the vesting requirements and/or other conditions or restrictions have lapsed. Notwithstanding the foregoing, if the Company reasonably determines that it is necessary or appropriate for any portion of the Award to be delayed in order to avoid additional tax, interest and/or penalties under Section 409A of the Code, then such portion of the Award shall be made on the earliest date permitted under Section 409A of the Code without the imposition of any additional tax, interest and/or penalties.

11.2	The Release of Shares shall be confirmed to the Participant in the Confirmation Letter of Release.

11.3	From and following the Release Date, the Shares may be subject to Transfer Restrictions during the Holding Period and to any other obligations as set forth in the Award Agreement and reconfirmed in the Confirmation Letter of Release.

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11.4	The Release of Shares shall be subject to the ASML Insider Trading Rules and applicable mandatory provisions regarding insider trading, as amended from time to time, as well as all applicable laws.

11.5	The Participant shall not be entitled to any payment for or indemnification of damages insofar as such damages arise or may arise from a delayed Release of Shares under this Article 11.

11.6	The Board of Management, or the Committee if so appointed, shall have the power to allow Awards to be released at a date prior to the Release Date, as may be stipulated in the Award Agreement.
Article 12 No Guarantee of Employment
12.1	Nothing in the Plan, Performance Based Restricted Stock Notices, Award Agreements or other related documents by themselves or in combination shall be construed as an express or implied contract of employment or a guarantee of continued future employment, unless expressly stated in such document.

12.2	An Award made under this Plan or any Award Agreement or Performance Based Restricted Stock Notice communicated under this Plan shall not be, or construed to be, a guarantee to the Participant that the employment of the Participant with the Company or with any Group Company will continue.

12.3	Except to the extent provided in the Performance Based Restricted Stock Notice or any Award Agreement, upon termination of employment for any reason prior to the Release Date, all Shares still subject to any restriction, Performance Condition or other condition shall be forfeited by the Participant. The Committee may, in its sole discretion, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions, Performance Conditions or other conditions with respect to the Shares underlying a Participant’s Award.

12.4	Any benefits derived by the Participant under this Plan shall not be taken into account for the purposes of determining the Participant’s contribution or entitlement to benefits under any pension or retirement arrangement or for the purposes of determining any other claim for compensation the Participant may have against the Company or against a Group Company.

12.5	An Award made under the Plan shall not entitle nor preclude, unless otherwise agreed between the Participant and the Company or any Group Company, the Participant from participating in another Award under the Plan or from participating in any other plan operated by the Company or Group Company.
Article 13 Legal and Regulatory Requirements’ Shareholder Rights
13.1	Shares granted under the Plan shall be subject to any necessary regulatory consents for the time being in force and it shall be the responsibility of the Company and, where relevant of the Participant, to comply with any requirements to be fulfilled in order to obtain or obviate the

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necessity for any such consent. In addition, no Shares shall be Released prior to the satisfaction of any and all applicable legal and regulatory requirements relating to such Release.
13.2	Unless otherwise provided in an Award Agreement, Shares subject to an Award granted under the Plan will be granted without the benefit of any rights (including shareholder rights) attaching thereto by reference to a record date preceding the Release Date. Except for such rights attaching to Shares by reference to a record date prior to the date on which the Shares are allotted and issued, Released Shares shall be identical and rank pari passu in all respects with the Shares in the same class then in issue.
Article 14 Taxes, Withholdings and Costs
14.1	All applicable taxes and withholdings resulting from any Award granted or Released to a Participant under the Plan shall be the sole responsibility of the Participant.

14.2	It shall be a condition of the obligation of the Company to issue or to procure the Release of the Shares to the Participant and the Participant shall permit the Company or any other Group Company to withhold and account for an amount equal to any applicable tax or withholding. The Participant shall pay to the Company or the applicable Group Company promptly upon request, and in any event at the time the Participant recognises taxable income in respect to the Shares subject to the Restricted Stock or, if the Participant makes an election under Section 83(b) of the Code in connection with such grant pursuant to Article 15 of this Plan, an amount equal to the taxes the Company determines it is required to withhold under applicable tax laws with respect to the Shares subject to the Restricted Stock. The Participant may satisfy the foregoing requirement by making a payment to the Company in cash or in such other manner as determined by the Board of Management or the Committee, if so appointed.

14.3	The Plan is based on the applicable tax and other legislation and regulations in effect as of the Adoption Date. If any tax law or other legislation or regulations are adopted or amended after the Adoption Date, any resulting tax or other liability shall be the sole responsibility of the Participant.

14.4	Except as described in this Article 14, any tax or similar liability arising out of the sale or disposal of Shares by the Participant shall be the sole responsibility of the Participant.

14.5	The costs of introducing, adopting, operating and administering this Plan shall be borne by the Company. Except for the Release of Shares, the costs associated with the sale and retention of the Shares shall be borne by the Participant.

14.6	The Company shall, where appropriate, recharge the costs of operating the Plan to its participating Group Companies if and to the extent Participants are employed by these Group Companies.

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Article 15 Section 83 of the Code
If any Participant shall, in connection with the grant of an Award or a Performance Based Stock Notice under the Plan, make the election permitted under Section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Participant shall notify the Company of such election within five days of filing notice of the election with the U.S. Internal Revenue Service, in addition to any filing and a notification required pursuant to regulation issued under the authority of Section 83(b) of the Code.
Article 16 Reporting obligations
The Company shall not issue or procure the transfer of Shares to Participants, until such time as the Company is satisfied that the Company or Group Company that employs the Participant and the Participant are aware of, and will carry out, their reporting obligations in respect of the transfer or issue of Shares where necessary.
Article 17 Variation of Capital
17.1	Subject to Article 19, in the event of a share split, reverse share split, any capitalisation issue (other than a capitalisation issue in substitution for, or as an alternative to, a cash dividend), or rights issue or rights offer or any reduction, sub-division, consolidation or other variation of the capital of the Company affecting the number of Shares in issue (including any change in the currency in which Shares are denominated) the number of Shares subject to any Award and reserve for distribution under the Plan shall be equitably adjusted by the Company without prejudice (including retrospective adjustments where appropriate) in such manner as the Company considers to be in its opinion fair and reasonable.

17.2	Notice of any adjustment shall be given by the Company to those Participants affected by such adjustment.
Article 18 Change of Control of the Company
18.1	Subject to the Articles of Association, required approval of the General Meeting and any applicable laws as well as the terms and conditions of any applicable Award Agreement, in the event of the Company’s dissolution, liquidation, sale of all or substantially all of its assets, merger, split, consolidation or similar transaction, change in control or share-for-share exchange, the Board of Management shall have the power to:
(i)	with respect to any Awards, provide that part or all applicable vesting requirements or other conditions or requirements shall be deemed to be satisfied and for all or part of the outstanding Shares subject to the Award, the Shares shall be Released within six months of the date the Board of Management has determined that the transaction or event has occurred in line with the provisions of this Article 18 and that the applicable requirements of Articles 18.2 to 18.5 have been satisfied; or

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(ii)	provide for the payment of an amount in cash equal to the closing price on the relevant Stock Exchange of the Shares to be Released as described in Article 18.1(i) at the date the change of control has occurred; or

(iii)	take whatever actions or other steps that the Board of Management considers necessary or appropriate.
18.2	Subject to Article 19.1 all adjustments and/or payments described in Article 18.1 sub (i), (ii) and (iii) shall be made by the Board of Management and shall be checked and approved by an independent advisor. Such approval shall be conclusive and binding on all persons.

18.3	Except as expressly provided in this Article 18, no Participant shall be afforded any rights by reason of any capital or corporate reorganisation of the Company. Any new Awards or the replacement of Awards shall not affect any Awards previously effected under the Plan.

18.4	An Award effected pursuant to the Plan shall not affect in any way the right or power of the Company to effect any capital or corporate reorganisation.

18.5	If a corporate event occurs constituting a change of control of a Group Company due to which the Participant is no longer employed within the Group, the Board of Management can at its absolute discretion provide for any adjustments or payments as deemed appropriate such as, inter alia, continuation of the Plan or settlement of the outstanding Awards of the Participant immediately prior to such corporate event.
Article 19 Plan Amendments, Termination and Special Provisions
19.1	Subject to the Articles of Association, the Supervisory Board may from time to time at its absolute discretion amend, alter, or terminate the Plan, for such reason as the Supervisory Board, in its sole discretion, deems appropriate, including to facilitate the administration of the Awards, to reflect changes in legislation or to obtain or maintain a favourable tax, exchange control, legal, accounting or regulatory treatment for Participants, the Company or any other Group Company.

19.2	Without limiting the foregoing, if and to the extent that any provision of an Award is required to comply with Section 409A of the Code, such provision shall be administered and interpreted in a manner consistent with the requirements of such Section. If and solely to the extent that such provision as currently written would conflict with Section 409A of the Code, the Board of Management, or the Committee, if so appointed, shall have the authority, without the consent of the Participant, to administer such provision and to amend the Award with respect to such provision to the extent the Board of Management or the Committee deems necessary or appropriate for the purposes of avoiding any portion of amounts owed to the Participant being retroactively included in the taxable income of the Participant for any prior taxable year.

19.3	In addition, unless the Board of Management determines otherwise, the Board of Management shall obtain approval of the Supervisory Board or, if applicable, the General Meeting, for any amendment that would require such approval in order to satisfy the requirements of applicable law or Stock Exchange rules.

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19.4	The Board of Management, or the Committee if so appointed, may amend the terms of any Award theretofore granted, prospectively or retroactively; however, subject to Articles 17 or 18 of the Plan, no such amendment shall impair the rights of any Participant without his consent.
Article 20 Notification
20.1	Written notice of any amendment made in accordance with the terms of this Plan shall be given to those Participants affected by such amendment.

20.2	Any notice or other document required to be given to any Participant with respect to the operation of the Plan shall be regarded as correctly addressed if sent to the address of the Participant as recorded in the Staff Records Department of the Company or any other address as may appear to the Company to be appropriate, or by e-mail message or in any other format agreed in advance between the Participant and the person giving the notice on behalf of the Board of Management or such committee designated by the Board of Management for this purpose. Any notice or other document required to be given by a Participant to the Company, any other Group Company or the Board of Management shall be delivered in the format required by the Company, any other Group Company or the Board of Management as communicated to the Participant in advance. Notices sent by regular mail, unless received earlier, shall be deemed to have been given on the fifth day following the date the notice is post-marked.

20.3	Participants shall be subject to and bound by the terms and conditions of applicable insider trading rules as set forth in the ASML Insider Trading Rules and applicable mandatory provisions, as amended from time to time, as well as any and all applicable laws. Such ASML Insider Trading Rules, mandatory provisions and applicable laws may restrict the rights of the Participants under this Plan. Participants are expected to be familiar with the ASML Insider Trading Rules, the insider trading rules and any other information, guidance and/or regulations issued by the Company or any other Group Company or relevant governmental or regulatory bodies, and neither the Company nor any other Group Company shall incur any liability in the event the Participant fails to comply with such rules.
Article 21 Disputes
The decision of the Board of Management in any dispute or question relating to any Award shall be final and conclusive subject to the terms and conditions of this Plan.
Article 22 Unfunded Status of the Plan; Unsecured Right
The Plan is intended to constitute an “unfunded” plan for incentive compensation for United States purposes. Any right to receive Shares or other consideration of any kind under the Plan or any Award Agreement shall be no greater than that of an unsecured general creditor of the Company. No Award may be assigned, transferred, encumbered or subject to any legal process for the payment of any claim against a Participant.

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Article 23 Governing law
This Plan, including its formation, existence, construction, performance, validity and all aspects whatsoever of the Plan, any term of the Plan, Performance Based Restricted Stock Notice and Award made under it, shall be governed by the law of The Netherlands, except where mandatory local law shall apply. The Company and the Participants irrevocably submit, in respect of any suit, action or proceeding related to the interpretation or enforcement of the Plan, to the exclusive jurisdiction of the courts of Eindhoven, The Netherlands.
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